September 16, 2016

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust III, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 259 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(b) promulgated under the Securities Act of 1933. The main purpose of this filing is to complete information and make conforming edits in response to SEC staff comments for the Good Harbor Tactical Select Fund. We believe that this update does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions, please contact Chris Moore at (614) 469-3266, Tanya Goins at (202) 973-2722, or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Chris Moore

994600.41